Exhibit 99.1

Summit Therapeutics plc

(“Summit Therapeutics” or the “Company”)

Result of General Meeting, Admission of Fundraising Shares and Directorate Changes

Oxford, UK, and Cambridge, MA, US, 23 December 2019—Summit Therapeutics (AIM: SUMM, NASDAQ: SMMT), a leader in antibiotic innovation, announces that at a general meeting of the Company held today in London, in connection with the proposed subscription and placing of new ordinary shares to raise approximately $50 million announced by the Company on 6 December 2019 (the “Fundraising”), all of the resolutions were duly approved by shareholders by way of a poll. Completion of the Fundraising is expected to occur on 24 December 2019.

As announced separately on 19 December 2019, application has been made for the 166,157,050 new ordinary shares issued in connection with the subscription and 9,221,400 new ordinary shares issued in connection with the placing, to be admitted to trading on AIM, on 24 December 2019 (“Admission”). Immediately following Admission, the Company will have a total of 335,873,208 ordinary shares in issue.

Upon completion of the Fundraising, the proposed restructured board of directors (the “Board”) will become effective. Specifically, Mr Robert W. Duggan, Mr Manmeet Soni, Dr Elaine Stracker and Dr Ventzislav Stefanov will join the Board as non-executive directors, and Dr Frank Armstrong, Mr Leopoldo Zambeletti and Mr David Wurzer are stepping down from the Board. Mr Glyn Edwards will take up his role of Chairman in addition to his existing role as Chief Executive Officer.

The cancellation of the Company’s ordinary shares to trading on AIM (“AIM Delisting”) is expected to be effective from 7.00 am on 24 February 2020. The Company’s American Depositary Shares (‘ADSs’) will remain listed on the Nasdaq Stock Market where one ADS is represented by five ordinary shares.

Full details of the General Meeting poll results are set out at the foot of this announcement. The poll results and details of proxy votes lodged before the meeting will also be available shortly on the Company’s website: www.summitplc.com.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person responsible for arranging for the release of this announcement on behalf of the Company is Richard Pye, Vice President, Investor Relations and Corporate Affairs.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics to treat infections caused by C. difficile, N. gonorrhoeae and Enterobacteriaceae and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson / Ludovico Lazzaretti

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / George Tzimas, Corporate Finance Tom Salvesen, Corporate Broking

Bryan Garnier & Co Limited (Joint Broker)	Tel:	+44 (0)20 7332 2500
Phil Walker / Dominic Wilson

MSL Group (US)	Tel:	+1 781 684 6552
Erin Anthoine		summit@mslgroup.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Sue Stuart / Sukaina Virji / Lindsey Neville		summit@consilium-comms.com

Forward Looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, whether or not the Company will consummate the Fundraising, the restructuring of the board of directors, the AIM Delisting, the trading markets for the Company’s ordinary shares and ADSs, statements about the potential benefits and future operation of the BARDA or CARB-X contract, including any potential future payments thereunder, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the risk that the Company’s shareholders do not approve the Fundraising and AIM Delisting, the risk that other closing conditions to the Fundraising are not satisfied, the ability of BARDA or CARB-X to terminate the Company’s contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future preclinical studies and clinical trials and the results of such preclinical studies and clinical trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

Full details of the General Meeting poll results are as follows:

	Votes For	For (% of shares voted)	Votes Against	Against (% of shares voted)	Votes Withheld†
Resolution 1: To authorise the Directors to allot and issue securities	113,617,191	99.6%	433,718	0.4%	199,792
Resolution 2: To dis-apply pre-emption rights**	113,598,436	99.6%	460,317	0.4%	191,948
Resolution 3: To approve the waiver of Rule 9 of the Takeover Code‡	35,070,238	99.1%	324,872	0.9%	730,591
Resolution 4: To approve the cancellation of the admission of the Company’s ordinary shares to trading on the AIM market**	113,763,841	99.7%	327,477	0.3%	159,982

**	Special resolution
‡	Only independent shareholders were entitled to vote on this resolution
†	A “Withheld” vote is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution

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